UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.     )*

MILLENNIUM CELL INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60038B105

(CUSIP Number)

October 19, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60038B105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Horizon Fuel Cell Technologies Pte. Ltd. (no I.R.S. Identification No.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,936,508 shares

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,936,508 shares

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,936,508 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) OO(1)

(1) a company limited by shares organized under the laws of the Republic of Singapore

CUSIP No. 60038B105

Item 1.
	(a)	Name of Issuer Millennium Cell Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1 Industrial Way West Eatontown, New Jersey 07724

Item 2.
	(a)	Name of Person Filing Horizon Fuel Cell Technologies Pte. Ltd.
	(b)	Address of Principal Business Office or, if none, Residence 4th Floor, Block 39, #2041 Jinshajiang Road 200333, Shanghai, P.R. China
	(c)	Citizenship Horizon Fuel Cell Technologies Pte. Ltd. is a company organized under the laws of the Republic of Singapore
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number The CUSIP Number of the Issuer is 60038B105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 60038B105

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 7,936,508 shares
(b) Percent of class: 11.7%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 7,936,508 shares
(ii) Shared power to vote or to direct the vote 0 shares
(iii) Sole power to dispose or to direct the disposition of 7,936,508 shares
(iv) Shared power to dispose or to direct the disposition of 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60038B105

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2007
(Date)

HORIZON FUEL CELL TECHNOLOGIES PTE LTD.

By:	/S/ Zhijun Gu
Name: Zhijun Gu
Title: Director, Chief Executive Officer